SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934






                     Panther Telecommunications Corporation
                (formerly New Century Capital & Consulting Corp.)

                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)


                                     1120372
                                 (CUSIP Number)



                               Mr. Manuel Sanchez
                             15386 S.W. 153rd Street
                              Miami, Florida 33187
                                  305-718-4467


--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 31, 2001
             (Date of Event which Requires Filing of this Statement)





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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)


                                CUSIP NO. 1120372


1)   Name of Reporting Persons and IRS EIN or SSN

              Panther Telecommunications Corporation, IRS EIN 65-0981179

(2)   Check the appropriate box if a member of a group        (a) Not Applicable
                                                              (b) Not Applicable

(3)    SEC use only..........................

(4)    Source of funds.....................                   OO


(5)    Check if disclosure of legal proceedings is required
         pursuant to Items 2(d) or 2(e)                       Not Applicable

(6) Citizenship or place or organization..

         State of Florida


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Number of shares beneficially owned by
each reporting person with:

         (7)      Sole voting power..........
                                                                7,500,000 shares
         (8)      Shared voting power                                  --
                                                                None
         (9)      Sole dispositive power
                                                                7,500,000 shares
         (10)    Shared dispositive power...                           --
                                                                None

(11)  Aggregate amount beneficially owned by each
         reporting person
         Manuel Sanchez                                         7,500,000 shares


(12)  Check if the aggregate amount in row (11) excludes certain shares:
         Not Applicable.

(13)  Percent of class represented by amount in Row (11)        N/A

(14) Type of reporting person
                                                                IN


ITEM 1.

      (a)   Name of Issuer:

            Panther Telecommunications Corporation

      (b)   Address of Issuer's Principal Executive Offices:

            6991 N.W. 82nd Avenue
            No. 11
            Miami, Florida 33166

      This statement relates to the Common Stock, $.001 par value per share of the Issuer.


                                        3


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ITEM 2.

      (a)   Name of Persons Filing:

            Manuel Sanchez

      (b)   Address of Principal Business Office or, if none, Residence:

            15386 S.W. 153rd Street
            Miami, Florida 33187

      (c)   Principal business or present principal occupation:

            President of Issuer

      (d) Whether or not, during the last five years such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:

            No. Not applicable.

      (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

            No.  Not applicable.

      (f)   Citizenship:

         USA

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Reporting Person arranged for the exchange of all shares of Panther Com Enterprises, Inc. common stock for 7,500,000 shares of common stock of Issuer, pursuant to contract closed on May 31, 2001.


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ITEM 4.     PURPOSE OF TRANSACTION

           The acquisition of the shares was for investment purposes.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a)   Amount Beneficially Owned

            7,500,000 shares legally and beneficially owned.

      (b)   Percent of Class

            Shares registered in the name of Reporting Person: approximately 75%

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote

                  7,500,000

            (ii)  shared power to vote or to direct the vote

             Not applicable


            (iii) sole power to dispose or to direct the disposition of

                  7,500,000


            (iv)  shared power to dispose or to direct the disposition of

             Not Applicable

      (d) Any transactions in the class of securities reported on that were effected during the past sixty days or since the filing of the most recent Schedule 13D:

            7,500,000 shares delivered on May 31, 2001.


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      (e)   Any other person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities:

            None.

      (f) State the date on which the reporting person(s) ceased to be the beneficial owner of more than five percent of the class of securities:

            Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS  WITH RESPECT TO SECURITIES OF THE
            ISSUER.

            Exchange Agreement dated May 31, 2001.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            None.








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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2001



          /s/ Manuel Sanchez
   -------------------------------------
         Manuel Sanchez